Filed by Insurance Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

The following is an article that was published by Automotive News on July 21, 2020.

Disruption, then help, in the vein of Amazon

DAVID MULLER

Reporter covering the used-car business and auto retailing for Automotive News

So far, Amazon has not upended auto retail the way it has countless other consumer goods sectors and shopping in general.

But its model provides inspiration for at least one potential disrupter. Shift, a used-vehicle e-commerce company with most of its operations on the U.S. West Coast, plans to go public sometime this quarter. Although it views itself as a disrupter to traditional brick-and-mortar car-shopping, the company would also like to eventually supply a platform that could help dealers — kind of like what Amazon has done in retail, co-CEO Toby Russell said.

Russell explains it like this: In the earlier days of Amazon, a majority of the goods traded on the platform were being sold by Amazon. Now, a bulk of what's sold there is from third parties.

"We see a long-term vision for Shift of being able to do that," Russell said. "Think [of] a small dealership that says, 'Hey, I'm not going to build my own website. I'm not going to build my own iPad app. And I'm not going to be able to do the transaction the way Shift does. But I can use Shift software to do that.'"

But before that day comes, the traditional model of buying and selling used vehicles needs to transition further into what companies such as Shift see as an inevitable, digital future. It's a destiny that, in hindsight, will seem obvious, Russell said.

In 2007, Russell founded an on-demand taxi service built with a Java app for BlackBerry called Taxi Magic. "And a lot of people then were saying, 'Yeah, people are never going to use a cellphone to order a taxi,'" he said.

Of course, the naysayers were wrong about the ride-hailing concept, which has since been embraced by consumers the world over and has turned into a multibillion-dollar industry by companies such as Uber and Lyft.

"Exactly the same thing is going to happen in auto" retail, Russell said. "We're going to look back and say, 'Well, of course I buy my car online.'"

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information About the Transaction and Where to Find It

The Company has filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and to read, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about the Company, Shift and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph Pooler.

Participants in Solicitation

The Company, Shift and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Merger. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus for the Merger. Additional information regarding the participants in the proxy solicitation, including Shift’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus for the Merger and will be included in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Merger, at any time prior to the special meeting to approve the Merger, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Shift or their respective securities.